UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

ITEM 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

2023 Annual General Meeting Voting Results

Seadrill Limited (the “Company”) announces the results of its 2023 Annual General Meeting of Shareholders held on November 17, 2023. A copy of the press release (the “Press Release”) is attached to this Form 6-K as Exhibit 99.1.

Approval of Management Incentive Plan

As further described in the Press Release, on November 17, 2023, the shareholders of the Company passed a resolution to approve the Amended and Restated Seadrill Limited 2022 Management Incentive Plan (the “Plan”). A copy of the Plan is attached to this Form 6-K as Exhibit 99.2.

The information contained on, or that can be accessed through, the Company’s website is not a part of, and shall not be incorporated by reference into, this Form 6-K.

ITEM 2 – EXHIBITS

The following exhibits are filed as a part of this report:

Exhibit Number	Exhibit Description

99.1	Press release, dated November 17, 2023

99.2	Amended and Restated Seadrill Limited 2022 Management Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: November 17, 2023	By:	/s/ Grant Creed
Name: Grant Creed
Title: Principal Financial Officer of Seadrill Limited

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023.